

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Jie Li
Chief Financial Officer
China Automotive Systems Inc.
No. 1 Henglong Road, Yu Qiao Development Zone , Shashi District
Jing Zhou City , Hubei Province , the People's Republic of China

  Re: China Automotive Systems Inc.
    Form 10-K for the period ended December 31, 2021
    Filed March 30, 2022
    File No. 0-33123

Dear Mr. Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing